                                                FILED PURSUANT TO RULE 424(b)(3)
                                                       REGISTRATION NO. 33-64559

PROSPECTUS

                                825,400 SHARES

                       SPELLING ENTERTAINMENT GROUP INC.

                                 COMMON STOCK

                               ----------------

  This Prospectus relates to 825,400 shares of the Common Stock, $0.001 par value per share (the "Common Stock"), of Spelling Entertainment Group Inc., a Delaware corporation (the "Company" or the "Registrant"), which may be sold from time to time by some or all of the selling stockholders named herein (the "Selling Stockholders"). The Common Stock which is the subject of this Prospectus may be acquired by the Selling Stockholders pursuant to their exercise of certain warrants (the "Warrants") which were issued by the Company in connection with its acquisition of Republic Entertainment Inc. (formerly Republic Pictures Corporation, hereinafter "Republic"). See "Selling Stockholders" and "Plan of Distribution." The Company will not receive any of the proceeds from the sale of Common Stock pursuant to this Prospectus. The Company will receive the amounts payable in connection with the exercise of the Warrants. See "Use of Proceeds." All expenses incurred in connection with this offering are being borne by the Company.

  The Company has been advised by the Selling Stockholders that they intend to sell all of the shares offered hereby from time to time on the New York Stock Exchange or the Pacific Stock Exchange and that such sales, which may involve block transactions, will be made at prices prevailing at the time of such sales. The Selling Stockholders may also make private sales directly or through a broker or dealer. The Selling Stockholders and the broker executing selling orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event commissions received by such broker may be deemed to be underwriting commissions under the Securities Act. See "Plan of Distribution."

  The Company's Common Stock is listed on the New York Stock Exchange and on the Pacific Stock Exchange under the symbol "SP." On November 21, 1995, the closing price for the Company's Common Stock, as reported on the New York Stock Exchange Composite Tape, was $13 1/4.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
 SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED  UPON   THE   ACCURACY  OR   ADEQUACY  OF   THIS   PROSPECTUS.  ANY
  REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  No person is authorized to give any information or to make any representations, other than as contained in this Prospectus, in connection with the offering described herein. This Prospectus does not constitute an offer to sell securities in any state to any person to whom such offer would be unlawful.

                               ----------------

               THE DATE OF THIS PROSPECTUS IS DECEMBER 7, 1995.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Room 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 801 Pine Street, San Francisco, California 94194; and reports, proxy and information statements and other information concerning the Company can be inspected at such exchanges.

  This Prospectus constitutes a part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the shares offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents heretofore filed by the Company with the Commission are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

    2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;

    3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995;

    4. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995;

    5. The Company's definitive Proxy Statement, dated April 14, 1995, with respect to its 1995 Annual Meeting of Shareholders held on May 23, 1995; and

    6. The description of the Company's Common Stock as set forth in the Registration Statement filed by the Company on Form 8-A pursuant to Section 12 of the Exchange Act, dated April 17, 1972, and any amendments or reports thereto filed with the Commission for the purpose of updating such description.

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

  All documents and any amendments thereto subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference and to be a part of this Prospectus from the date of filing of such documents and/or amendments thereto. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which is also incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will cause to be furnished without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents described above, other than exhibits to such documents. Requests should be addressed to: Spelling Entertainment Group Inc., Attention: Sally Suchil, Esq., 5700 Wilshire Boulevard, Los Angeles, California 90036 (telephone: (213) 965-5700).

                                  THE COMPANY

  Spelling Entertainment Group Inc. (the "Company" or the "Registrant") is a fully-integrated producer and distributor of television series, mini-series, movies-for-television, interactive video games and feature films (collectively referred to hereinafter as "entertainment product"). The Company has an extensive library of entertainment product, which it distributes worldwide. The Company also licenses and otherwise exploits ancillary rights in this product, such as music and merchandising rights. The Company's principal operating subsidiaries include: Spelling Television Inc.; Big Ticket Television Inc.; Spelling Films International Inc.; Virgin Interactive Entertainment Limited; Republic; Worldvision Enterprises, Inc.; and Hamilton Projects, Inc.

  The Company was incorporated in Delaware on April 6, 1995. The business of the Company was previously conducted by Spelling Entertainment Group Inc., a Florida corporation (the "Florida Corporation"). On May 26, 1995, the Florida Corporation merged into the Company. Such merger did not involve any change in the business, properties or management of the Company.

  As used herein, the terms "Company" and "Registrant" refer to Spelling Entertainment Group Inc. and its subsidiaries, unless the context otherwise requires. The principal executive offices of the Company are located at 5700 Wilshire Boulevard, Los Angeles, California 90036 (telephone: (213) 965-5700).

                                USE OF PROCEEDS

  All of the shares offered hereby will be sold by the Selling Stockholders identified below, for their own respective accounts, who will receive and retain all of the proceeds from the sale thereof. The Company will not receive any of the net proceeds from the sale of the shares offered hereby. However, upon the exercise of the Warrants from time to time by the Selling Stockholders, the Company will receive all amounts payable in connection with the exercise price of the Warrants, and will retain such proceeds for use as additional working capital and other general corporate purposes. See "Selling Stockholders."

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

                              RECENT DEVELOPMENTS

  Possible Change in Control. Viacom Inc. ("Viacom") announced on August 10,
  --------------------------
1995 that it intends to sell all of the Company's Common Stock which it presently owns. Viacom currently owns approximately 76% of the issued and outstanding shares of the Company's Common Stock. As a result of any such sale, there may be a change in control of the Company. At this time, it is not possible to predict how any such change in control might affect the management and operations of the Company. There can be no assurance that in any transaction, the acquiror would acquire shares of the Company's Common Stock other than those owned by Viacom.

  Proposed Sale of Virgin. On August 10, 1995, Viacom also announced its
  -----------------------
intention to acquire from the Company all of its equity interest in Virgin Interactive Entertainment Limited ("VIE"). The Company presently owns approximately 90% of VIE's issued and outstanding stock and has a put/call option to acquire the remaining 10%. The Company acquired its interest in VIE on July 30, 1994. VIE develops and publishes video game and entertainment software. The Company has appointed a Special Committee of its Board of Directors to negotiate the proposed sale of VIE to Viacom. No agreement has been reached with Viacom and there is no assurance that any agreement will be reached to sell VIE to Viacom.

  Environmental Litigation. A subsidiary of the Company has been named as a
  ------------------------
defendant in a number of personal injury and property damage actions arising from the alleged improper disposal in 1971 of waste material, which was later determined to contain dioxin, at a number of sites in Missouri. These actions were brought by approximately 2,450 individual plaintiffs, the United States, the State of Missouri and certain co-defendants. U.S. v. Bliss, et al., U.S.
                                                 ---------------------
District Court for the Eastern District of Missouri, filed January 20, 1984. The Company and two other subsidiaries were joined as defendants in many of these actions. The Company and its subsidiaries have resolved the claims of all of the individual plaintiffs, the United States and the State of Missouri. On November 14, 1995, the U.S. Court of Appeals for the District of Columbia affirmed a decision by the U.S. District Court for the District of Columbia ruling that the insurers of the Company and its subsidiaries are not obligated to provide coverage for the Missouri dioxin related claims. The Company does not believe that this decision will have a material, adverse affect on its financial condition or results of operations. This belief is based upon, in addition to the Company's allowances established for losses on disposal of former operations and a corporate indemnity from a former controlling shareholder, the fact that the claims of all of the individual plaintiffs have been resolved, principally through settlements funded by the insurance companies, and the only unsatisfied government claim has been settled and is collectable only through potential insurance proceeds. Nonetheless, the appellate decision means that the Company will not have insurance coverage for additional claims pursued against the Company with respect to the dioxin related matters.

  Resignation of the Chairman of the Board of Directors. H. Wayne Huizenga
  -----------------------------------------------------
resigned from the Company's Board of Directors effective December 1, 1995. Mr. Huizenga had been Chairman of the Company's Board of Directors since April 1993, when Blockbuster Entertainment Corporation acquired its original ownership interest in the Company. Mr. Huizenga's resignation followed his previously announced resignation from the Board of Directors of Viacom. Mr. Huizenga's successor as Chairman has not yet been appointed. The Company does not anticipate that there will be any material change in its operations, policies or practices as a result of Mr. Huizenga's resignation.

                             SELLING STOCKHOLDERS

  On April 26, 1994, a wholly-owned subsidiary of the Company merged (the "Merger") with and into Republic. As a result of the Merger, Republic became a wholly-owned subsidiary of the Company. Republic is engaged in the acquisition of made-for-video films and the distribution of such product and its extensive library of feature films, television movies, mini-series and specials.

  In connection with the Merger, each share of the common stock of Republic ("Republic Common Stock") outstanding immediately prior to the effective time of the Merger (the "Effective Time") was converted into the right to receive $13.00, without interest. Options and warrants to acquire Republic Common Stock outstanding immediately prior to the Effective Time were converted into the right to receive, upon payment of the exercise price (as adjusted as set forth below), 1.6508 shares of the Company's Common Stock for each share of Republic

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

Common Stock into which each such option or warrant was exercisable immediately prior to the Effective Time. The exercise price of such options and warrants was adjusted by multiplying such exercise price by 0.6058.

  Prior to the Merger, The Paragon Group, A California Limited Partnership ("Paragon") held a warrant to purchase 500,000 shares of Republic Common Stock. As a result of the Merger, such warrant was converted into the Warrants, thereby giving to Paragon the right to purchase 825,400 shares of the Company's Common Stock. The Warrants were later assigned by Paragon to the Selling Stockholders pursuant to that certain Assignment, dated September 7, 1994, from Paragon to the Selling Stockholders (the "Assignment").

  The Warrants entitle the Selling Stockholders to purchase shares of the Company's Common Stock at an exercise price of $7.5725 per share. The Warrants are currently exercisable and will remain exercisable until February 11, 1998. The exercise price of the Warrants and the number of shares covered thereby adjust proportionately in the event that the number of outstanding shares of the Company's Common Stock is changed as a consequence of any stock dividend, stock split or combination of shares. Any proceeds from the exercise of the Warrants will be added to the Company's working capital. See "Use of Proceeds."

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock of each Selling Stockholder and as adjusted to give effect to the sale of the shares offered hereby.

                                   NUMBER OF                       NUMBER OF
                                     SHARES            NUMBER OF     SHARES
                                  BENEFICIALLY           SHARES   BENEFICIALLY
                                  OWNED PRIOR           COVERED      OWNED
 NAME AND ADDRESS                   TO THIS             BY THIS    AFTER THIS
OF SELLING STOCKHOLDER            OFFERING(1)  PERCENT PROSPECTUS   OFFERING
----------------------            ------------ ------- ---------- ------------
Bram and Elaine Goldsmith           340,147       *     340,147        0
Family Trust, Bram Goldsmith as
Trustee
 c/o City National Bank
 400 N. Roxbury Drive
 Beverly Hills, CA 90210
Russell Goldsmith                   230,039       *     230,039        0
 c/o City National Bank
 400 N. Roxbury Drive
 Beverly Hills, CA 90210
Center Trust, Jerome D. Mack as     113,492       *     113,492        0
Trustee
 Jerome D. Mack
 c/o Thomas & Mack
 2300 West Sahara
 Box 1
 Las Vegas, NV 89102
The Richard and Nancy Bloch          84,934       *      84,934        0
Trust,
Richard and Nancy Bloch as
Trustees
 Richard and Nancy Bloch
 c/o Pinon Farm, Inc.
 123 Marcy Street #205
 Santa Fe, NM 87501
M.M. Maltz Trust, Chuck Maltz as     56,788       *      56,788        0
Trustee
 Chuck Maltz
 Wilshire Terrace
 10375 Wilshire Blvd., #8G
 Los Angeles, CA 90024

--------
 * Less than one percent (1%).
(1) The respective numbers of shares and percentages shown include the shares of the Company's Common Stock that each Selling Stockholder may acquire upon the exercise of all of the Warrants held by such Selling Stockholder.

  None of the Selling Stockholders is a director, officer or employee of the Company and none of the Selling Stockholders has a material business relationship with the Company, except as set forth herein. The Company and Russell Goldsmith were parties to an Executive Agreement, dated as of January 4, 1994, pursuant to which Mr. Goldsmith acted as a Special Advisor to the Chairman and the President of the Company. Mr. Goldsmith was employed in such capacity from April 27, 1994 to October 27, 1995, earning total compensation of $1,500,000.

                             PLAN OF DISTRIBUTION

  The Company has been advised by the Selling Stockholders that, upon their exercise of the Warrants, they intend to sell all of the shares offered hereby from time to time on the New York Stock Exchange or the Pacific Stock Exchange, and that such sales, which may involve block transactions, will be made at prices prevailing at the time of such sales. The Selling Stockholders may also make private sales of the Warrants or the shares offered hereby to or through brokers or dealers, and such brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of such Warrants or shares for whom such brokers or dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker or dealer might be in excess of customary commissions). Sales may also be made through a broker pursuant to a procedure whereby the Selling Stockholder will sell the Warrants to a broker who shall immediately exercise the relevant Warrants and sell the underlying shares. To facilitate these sales, the Company has agreed to keep the Registration Statement, of which this Prospectus is a part, effective for the earlier of a period not to exceed two years from the date the Registration Statement is declared effective by the Commission or until all shares registered pursuant to the Registration Statement are sold. In connection with any sales, the Selling Stockholders and any brokers participating in such sales may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.


  The Company has informed the Selling Stockholders that the anti-manipulative Rules 10b-3, 10b-6 and 10b-7 of the Exchange Act may apply to their sales in the market and has furnished each Selling Stockholder with a copy of these Rules and has informed them of the need for delivery of copies of this Prospectus.

  There is no assurance that any of the Selling Stockholders will sell any or all of the shares of the Company's Common Stock offered by such Selling Stockholder.

  The Company will pay all expenses incident to the offering and sale of the Common Stock to the public other than commissions and discounts of underwriters, dealers or agents.

                          DESCRIPTION OF COMMON STOCK

  As of the date of this Prospectus, the Company's Certificate of Incorporation authorizes the issuance of 300,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock"), issuable in one or more series at any time and from time to time by action of the Company's Board of Directors (the "Board of Directors"), without further stockholder approval. The designation, relative rights, preferences and limitations of each series of the Preferred Stock are determined by the Board of Directors. As of September 30, 1995, 88,641,426 shares of the Company's Common Stock were outstanding and no shares of the Preferred Stock were outstanding.

  Holders of the Common Stock are entitled to receive such dividends, as may from time to time be declared by the Board of Directors. Subject to the provisions of the Company's By-laws, as from time to time amended, with respect to the closing of the transfer books and the fixing of a record date, holders of shares of the Common Stock are entitled to one vote per share of the Common Stock held on all matters requiring a vote of the stockholders. Holders of Preferred Stock are entitled to such voting rights, if any, as the Board of Directors may in the future determine. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, after payment shall have been made to the holders of Preferred Stock, if any, of the full amount to which they shall be entitled, the holders of the Common Stock shall be entitled to share ratably, according to the number of shares held by them, in all remaining assets of the Company available for distribution. Shares of the Common Stock are not redeemable and have no subscription, conversion or preemptive rights.

  Further information as to the Common Stock can be found in the documents incorporated herein by reference.

                                 LEGAL MATTERS

  Graham & James, counsel to the Company, has rendered an opinion to the Company that the Common Stock offered hereby will be duly and validly issued, fully paid and nonassessable.

                                    EXPERTS

  The consolidated financial statements of the Company for the year ended December 31, 1994 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated financial statements of the Company for the year ended December 31, 1993 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

  The consolidated financial statements of Spelling Entertainment Group Inc. and subsidiaries for the year ended December 31, 1992, incorporated by reference in this Prospectus and Registration Statement and included in Spelling Entertainment Group Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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